N-SAR Item 77H: Change in Control of Registrant

Below are the persons presumed to control Registrant’s series because such person owns more than 25% of a series based on the records of the series.

As of May 31st 2018

Fund	Name of Person	Ownership % of Series

As of December 1st 2017
Fund	Name of Person	Ownership % of Series
Columbia Flexible Capital Income	American Enterprise Investment Svc	25.20%